EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

InPhonic, Inc. and subsidiaries:

We consent to the use of our report dated March 8, 2005, except as to notes 1(c) and note 4, which are as of March 16, 2006, with respect to the consolidated balance sheet of InPhonic, Inc. and subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2004, and the related financial statement schedule, incorporated herein by reference.

Our reports refer to the adoption of the provisions of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, effective July 1, 2003 and the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

McLean, Virginia

May 5, 2006